[NOVASTAR FINANCIAL, INC. LETTERHEAD]
April 28, 2011
VIA Facsimile (703) 813-6984 and EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Folake Ayoola

Re:	NovaStar Financial, Inc. (the “Company”) Amendment No. 5 to Registration Statement on Form S-4 File No. 333-171115 (the “Registration Statement”)
Dear Madam:
We hereby request that the Registration Statement referred to above be declared effective on Monday, May 2, 2011 at 5:00 p.m., Eastern Time, or as soon thereafter as shall be practicable.
The Company hereby acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Rodney E. Schwatken

Rodney E. Schwatken
Chief Financial Officer and Chief Accounting Officer of NovaStar Financial, Inc.

cc:	Gregory G. Johnson, Esq.